UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                Cyberonics, Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                   23251P102
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  May 31, 2011
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP  No.  23251P102


1.     NAME  OF  REPORTING  PERSON
     High  River  Limited  Partnership

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
       253,281

8     SHARED  VOTING  POWER
     0

9     SOLE  DISPOSITIVE  POWER
       253,281

10     SHARED  DISPOSITIVE  POWER
     0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       253,281

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          0.89%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  23251P102


1.     NAME  OF  REPORTING  PERSON
     Hopper  Investments  LLC

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
       253,281

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
       253,281

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       253,281

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          0.89%

14     TYPE  OF  REPORTING  PERSON
     OO

                                  SCHEDULE 13D

CUSIP  No.  23251P102


1.     NAME  OF  REPORTING  PERSON
     Barberry  Corp.

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
       253,281

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
       253,281

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       253,281

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          0.89%

14     TYPE  OF  REPORTING  PERSON
     CO

                                  SCHEDULE 13D

CUSIP  No.  23251P102


1.     NAME  OF  REPORTING  PERSON
     Icahn  Partners  Master  Fund  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
       474,456

8     SHARED  VOTING  POWER
     0

9     SOLE  DISPOSITIVE  POWER
       474,456

10     SHARED  DISPOSITIVE  POWER
     0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       474,456

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          1.67%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  23251P102


1.     NAME  OF  REPORTING  PERSON
     Icahn  Partners  Master  Fund  II  L.P.

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     71,958

8     SHARED  VOTING  POWER
     0

9     SOLE  DISPOSITIVE  POWER
     71,958

10     SHARED  DISPOSITIVE  POWER
     0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     71,958

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          0.25%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  23251P102


1.     NAME  OF  REPORTING  PERSON
     Icahn  Partners  Master  Fund  III  L.P.

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     27,402

8     SHARED  VOTING  POWER
     0

9     SOLE  DISPOSITIVE  POWER
     27,402

10     SHARED  DISPOSITIVE  POWER
     0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     27,402

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          0.10%

14     TYPE  OF  REPORTING  PERSON
          PN

                                  SCHEDULE 13D

CUSIP  No.  23251P102


1.     NAME  OF  REPORTING  PERSON
     Icahn  Offshore  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
      573,816

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
      573,816

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      573,816

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          2.02%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  23251P102


1.     NAME  OF  REPORTING  PERSON
     Icahn  Partners  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
       439,312

8     SHARED  VOTING  POWER
     0

9     SOLE  DISPOSITIVE  POWER
       439,312

10     SHARED  DISPOSITIVE  POWER
     0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       439,312

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          1.55%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  23251P102


1.     NAME  OF  REPORTING  PERSON
     Icahn  Onshore  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
       439,312

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
       439,312

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       439,312

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          1.55%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  23251P102


1.     NAME  OF  REPORTING  PERSON
     Icahn  Capital  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
       1,013,128

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
       1,013,128

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       1,013,128

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          3.57%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  23251P102


1.     NAME  OF  REPORTING  PERSON
     IPH  GP  LLC

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
       1,013,128

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
       1,013,128

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       1,013,128

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          3.57%

14     TYPE  OF  REPORTING  PERSON
     OO

                                  SCHEDULE 13D

CUSIP  No.  23251P102


1.     NAME  OF  REPORTING  PERSON
     Icahn  Enterprises  Holdings  L.P.

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
       1,013,128

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
       1,013,128

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       1,013,128

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          3.57%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  23251P102


1.     NAME  OF  REPORTING  PERSON
     Icahn  Enterprises  G.P.  Inc.

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
       1,013,128

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
       1,013,128

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       1,013,128

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          3.57%

14     TYPE  OF  REPORTING  PERSON
     CO

                                  SCHEDULE 13D

CUSIP  No.  23251P102


1.     NAME  OF  REPORTING  PERSON
     Beckton  Corp.

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
       1,013,128

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
       1,013,128

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       1,013,128

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          3.57%

14     TYPE  OF  REPORTING  PERSON
     CO

                                  SCHEDULE 13D

CUSIP  No.  23251P102


1     NAME  OF  REPORTING  PERSON
     Carl  C.  Icahn

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     United  States  of  America

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
       1,266,409

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
       1,266,409

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       1,266,409

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          4.47%

14     TYPE  OF  REPORTING  PERSON
     IN

                                  SCHEDULE 13D

Item  1.  Security  and  Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on January 7, 2007, by the Reporting Persons (together with the amendments set forth below, the "Schedule 13D") with respect to the shares of Common Stock, par value $0.01 (the "Shares"), issued by Cyberonics, Inc. (the "Issuer"), as amended by the First Amendment to Schedule 13D dated April 26, 2011 and the Second Amendment to Schedule 13D dated May 9, 2011, is hereby further amended to furnish the additional information set forth herein. This Third Amendment to
Schedule 13D reports that the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Shares on June 1, 2011. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

     The Reporting Persons hold, in the aggregate, 1,266,409 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was $24.6 million (including commissions and premiums for the options to purchase Shares). The source of funding for the purchase was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares purchased by the Reporting Persons was obtained through margin borrowing.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,266,409 Shares, representing approximately 4.47% of the Issuer's outstanding Shares (based upon the 28,348,632 Shares stated to be outstanding as of February 25, 2011 by the Issuer in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on March 2, 2011).

     (b) High River has sole voting power and sole dispositive power with regard to 253,281 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 474,456 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 71,958 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 27,402 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 439,312 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 4:00 pm, New York City time, on June 1, 2011. Except as otherwise indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.


Name                           Date          Shares Sold     Price Per Share
----                           ----          -----------     ---------------
High River                  4/7/2011           12,000.00            34.15
High River                 4/26/2011            5,340.00            35.16
High River                 4/27/2011            9,340.00            35.25
High River                 4/27/2011            8,520.00            35.22
High River                 4/28/2011            2,220.00            35.41
High River                 4/28/2011            4,340.00            35.36
High River                 4/29/2011              120.00            35.71
High River                 4/29/2011            2,340.00            35.71
High River                05/02/2011            6,000.00            34.89
High River                05/02/2011              900.00            34.95
High River                05/03/2011            7,000.00            34.40
High River                05/03/2011            1,600.00            34.44
High River                05/04/2011            2,020.00            34.02
High River                05/05/2011            4,060.00            33.57
High River                05/06/2011            2,851.00            33.58
High River                05/09/2011            7,480.00            33.60
High River                05/10/2011            3,160.00            33.62
High River                05/10/2011            4,680.00            33.64
High River                05/11/2011              680.00            33.54
High River                05/12/2011            3,980.00            33.59
High River                05/13/2011              380.00            33.39
High River                05/16/2011              460.00            33.01
High River                05/17/2011           10,960.00            32.07
High River                05/18/2011            4,718.00            32.50
High River                05/19/2011           10,440.00            32.87
High River                05/20/2011            4,620.00            32.90
High River                05/23/2011            3,760.00            32.34
High River                05/25/2011               20.00            31.98
High River                05/26/2011            6,540.00            32.08
High River                05/27/2011            5,600.00            32.23
High River                05/31/2011            3,380.00            32.60
High River                05/31/2011           30,800.00            32.56
High River                06/01/2011           58,801.00            32.67

Icahn Partners              4/7/2011           10,872.00            34.15
Icahn Partners             4/26/2011           10,321.00            35.16
Icahn Partners             4/27/2011           18,052.00            35.25
Icahn Partners             4/27/2011           16,468.00            35.22
Icahn Partners             4/28/2011            4,291.00            35.41
Icahn Partners             4/28/2011            8,388.00            35.36
Icahn Partners            04/29/2011              232.00            35.71
Icahn Partners            04/29/2011            4,523.00            35.71
Icahn Partners            05/02/2011           15,408.00            34.89
Icahn Partners            05/02/2011            1,731.00            34.95
Icahn Partners            05/03/2011           13,464.00            34.40
Icahn Partners            05/03/2011            3,078.00            34.44
Icahn Partners            05/04/2011            3,885.00            34.02
Icahn Partners            05/05/2011            7,809.00            33.57
Icahn Partners            05/06/2011            5,484.00            33.58
Icahn Partners            05/09/2011           14,388.00            33.60
Icahn Partners            05/10/2011            6,079.00            33.62
Icahn Partners            05/10/2011            9,002.00            33.64
Icahn Partners            05/11/2011            1,307.00            33.54
Icahn Partners            05/12/2011            7,656.00            33.59
Icahn Partners            05/13/2011              731.00            33.39
Icahn Partners            05/16/2011              885.00            33.01
Icahn Partners            05/17/2011           21,081.00            32.07
Icahn Partners            05/18/2011            9,075.00            32.50
Icahn Partners            05/19/2011           20,081.00            32.87
Icahn Partners            05/20/2011            8,886.00            32.90
Icahn Partners            05/23/2011            7,233.00            32.34
Icahn Partners            05/25/2011               38.00            31.98
Icahn Partners            05/26/2011           12,579.00            32.08
Icahn Partners            05/27/2011           10,772.00            32.23
Icahn Partners            05/31/2011            6,501.00            32.60
Icahn Partners            05/31/2011           59,243.00            32.56
Icahn Partners            06/01/2011          113,190.00            32.67

Icahn Master                4/7/2011           37,128.00            34.15
Icahn Master               4/26/2011           11,039.00            35.16
Icahn Master               4/27/2011           19,308.00            35.25
Icahn Master               4/27/2011           17,612.00            35.22
Icahn Master               4/28/2011            4,589.00            35.41
Icahn Master               4/28/2011            8,972.00            35.36
Icahn Master              04/29/2011              248.00            35.71
Icahn Master              04/29/2011            4,837.00            35.63
Icahn Master              05/02/2011            8,592.00            34.89
Icahn Master              05/02/2011            1,869.00            34.95
Icahn Master              05/03/2011           14,536.00            34.40
Icahn Master              05/03/2011            3,322.00            34.44
Icahn Master              05/04/2011            4,195.00            34.02
Icahn Master              05/05/2011            8,431.00            33.57
Icahn Master              05/06/2011            5,920.00            33.58
Icahn Master              05/09/2011           15,534.00            33.60
Icahn Master              05/10/2011            6,561.00            33.62
Icahn Master              05/10/2011            9,718.00            33.64
Icahn Master              05/11/2011            1,413.00            33.54
Icahn Master              05/12/2011            8,264.00            33.59
Icahn Master              05/13/2011              789.00            33.39
Icahn Master              05/16/2011              955.00            33.01
Icahn Master              05/17/2011           22,759.00            32.07
Icahn Master              05/18/2011            9,797.00            32.50
Icahn Master              05/19/2011           21,679.00            32.87
Icahn Master              05/20/2011            9,594.00            32.90
Icahn Master              05/23/2011            7,807.00            32.34
Icahn Master              05/25/2011               42.00            31.98
Icahn Master              05/26/2011           13,581.00            32.08
Icahn Master              05/27/2011           11,628.00            32.23
Icahn Master              05/31/2011            7,019.00            32.60
Icahn Master              05/31/2011           63,957.00            32.56
Icahn Master              06/01/2011          122,013.00            32.67

     (d) Not applicable.

     (e) On June 1, 2011, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June  1,  2011

ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

ICAHN  ENTERPRISES  HOLDINGS  L.P.
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

ICAHN  ENTERPRISES  G.P.  INC.


     By:  /s/ Daniel  Ninivaggi
          ---------------------
          Name:  Daniel  Ninivaggi
          Title:  President

/s/ Carl C. Icahn
-----------------
CARL  C.  ICAHN


      [Signature Page of Schedule 13D - Cyberonics, Inc. Amendment No. 3]